Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Telephone:  (212) 574-1200
Facsimile:  (212) 480-8421
www.sewkis.com

                     February 18, 2014

VIA EDGAR

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AllianceBernstein Income Fund, Inc. Proxy Statement File No. 811-05207

Dear Ms. O'Neal-Johnson:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Schedule 14A filing ("Proxy Statement") for AllianceBernstein Income Fund, Inc. (the "Fund") regarding the Annual Meeting of Stockholders of the Fund and the proposals to be presented thereat, as provided orally to Keri E. Riemer of this office on February 12, 2014.  The Staff's comments and our responses are discussed below.1

Comment 1:	Proposal One: Please state in the title row of the last column of the Table of Directors and Officers that the directorships disclosed have been held during the past five (5) years or longer.

Response:	We have revised the disclosure in response to this comment.

Comment 2:
Proposal Two:  In the first sentence of the third to last paragraph under "Proposal Two," briefly describe the risks associated with the proposed changes to the fundamental and non-fundamental investment policies of the Fund.

Response:	We have revised the disclosure in response to this comment.

1 Capitalized terms have the same meaning as in the Proxy Statement unless otherwise defined.

Comment 3:
Proposal Three:  Please unbundle the matters discussed in Proposal Three so that the Proxy Statement presents to shareholders separate proposals concerning (i) open-ending the Fund; (ii) amending and restating the Fund's charter; and (iii) amending the Fund's fundamental policy regarding borrowing.

Response:
As we have discussed, we have modified Proposal Three to (i) eliminate certain changes to the Fund's charter that you believed may require a separate shareholder vote and retained the changes necessary for the Fund to operate as an open-end fund and (ii) eliminate the amendment to the Fund's fundamental policy regarding borrowing.  As we discussed, the Fund may adopt an operating policy to invest in senior securities and make borrowings as permitted by the Investment Company Act of 1940 and the rules and regulations thereunder and interpretations thereof.  We will disclose in the Proxy Statement that the Fund intends to adopt such a policy if the open-ending is approved.

Comment 4:
Proposal Three: Consider revising the second sentence of the third paragraph under "Proposal Three" to clarify that, because open-end investment companies have some flexibility with respect to borrowing and senior securities, it may not be "necessary" to amend the Fund's fundamental investment policy with respect to borrowing (which currently permits the issuance of debt securities) to conform to the standard AllianceBernstein open-end fund fundamental investment policy concerning the issuance of senior securities and borrowings.

Response:	As noted above, we have eliminated the amendment to the Fund's fundamental investment policy with respect to borrowings, and this paragraph has been deleted.

Comment 5:	Proposal Three: Provide to the Staff supplementally a marked copy of the proposed Amended and Restated Charter reflecting differences between it and the existing Charter.

Response:	We have provided to the Staff supplementally a marked copy of the proposed Amended and Restated Charter.

Comment 6:
Proposal Three: Consider emphasizing the disclosure that, even if a temporary redemption fee is imposed, the redemptions that are expected to occur if the Fund were converted to an open-end fund could lead to a significant decrease in the Fund's net assets, which could lead to a significant increase in the Fund's expense ratio, which is currently disclosed in the third sentence of the fourth paragraph under the heading "Board Consideration of the Open-Ending Proposal."

Response:	We have revised the disclosure in response to this request.

Comment 7:
Proposal Three:  Please quantify the estimated percentage and costs of liquidating the Fund's illiquid portfolio securities to meet the 15% limit on illiquid securities for open-end funds and any associated tax consequences or costs.

Response:
The Fund's current holdings of illiquid securities are approximately 1.2%.  Therefore, at current levels, the Fund would not be required to liquidate illiquid securities if the Fund were to convert to an open-end fund.

* * *

We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (212) 574-1598 or Anna Leist of this office at (202) 737-8833.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer

cc:           Emilie D. Wrapp, Esq.
Nancy E. Hay, Esq.